UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41085

SNOW LAKE RESOURCES LTD.
(Translation of registrant's name into English)

242 Hargrave Street, #1700
Winnipeg, Manitoba R3C 0V1 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Amendment No. 1 (this "Amendment No. 1") to the report on Form 6-K originally furnished with the U.S. Securities and Exchange Commission on February 21, 2024 (the "Initial Report"), is being filed in order to incorporate Exhibit 99.1 filed as part of the Initial Report into the Registrant's Registration Statement on Form F-3 (File No. 333-272324). Except as set forth herein, there are no other changes to the Initial Report.

DOCUMENTS INCORPORATED BY REFERENCE

Exhibit 99.1 included with this Amendment No. 1 is hereby incorporated by reference into the Registrant's Registration Statement on Form F-3 (File No. 333-272324) and shall be deemed to be a part thereof from the date on which the Initial Report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNOW LAKE RESOURCES LTD.
(Registrant)

Date: July 22, 2024	By	/s/ Frank Wheatley
Frank Wheatley
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1

Press Release dated February 21, 2024 - Transformational Acquisition of the Highly Prospective Engo Valley Uranium Project, Namibia, Expanding Snow Lake's Clean Energy Portfolio (incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-41085) as furnished to the Securities and Exchange Commission on February 21, 2024).